G. MICHAEL O’LEARY
DIRECT: (713) 220-4360
DIRECT FAX: (713) 238-7130
email: moleary@akllp.com
October 26, 2005
BY FAX 202-772-9220
Mr. Donald Delaney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Ensource Energy Income Fund LP
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-126068
Filed October 14, 2005
Dear Mr. Delaney:
     I am writing to you on behalf of Ensource Energy Income Fund LP, a newly-formed Delaware limited partnership (the “Partnership”). On October 25, 2005, you and Barry Stem advised me that the pro forma financial statements contained in the prospectus in Amendment No. 2 to the Registration Statement on Form S-4 (File No. 333-126068) (the “Registration Statement”) filed by the Partnership on October 14, 2005 were inconsistent with the rules and regulations of the Securities and Exchange Commission. As we discussed on yesterday’s telephone call, the Partnership proposes to remove the pro forma financial statements that begin on page 70 of the Registration Statement. The Partnership also proposes to (i) replace the eighth sentence of the first paragraph in the section entitled “Note on NGT Information” (on page v of the Registration Statement) with the attached Rider v, (ii) replace the Q&A about why pro forma financial statements are included (on page 15 of the Registration Statement) with the attached Rider 15 and (iii) add the attached Rider 45 as a new risk factor on page 45 of the Registration Statement. Finally, the various references in the prospectus to the pro forma financial statements will be removed. As discussed earlier today by telephone, the Partnership proposes to leave in place the pro forma available cash disclosure in the section entitled “Our Cash Distribution Policy and Restrictions on Distributions” (on page 97 of the Registration Statement), as no estimates are required to be made to the NGT historical information in that presentation.
     As we discussed with you and Mr. Stem yesterday, we sincerely appreciate your willingness to consider addressing this supplementally so that when we file our next pre-effective amendment we can do so with reasonable assurance that your concerns regarding the deletion of the pro formas and our explanation of same are acceptable. Our client is anxious to clear all further comments so it can commence and complete the exchange offer before the end of 2005.
     Please contact me at 713-220-4360 or Tim Langenkamp at 713-220-4357 at your convenience if you have any questions or would like to discuss the matters further.

Very truly yours,
/s/ G. Michael O’Leary
G. Michael O’Leary

Attachment

cc:	Scott W. Smith (Ensource) Marshall M. Eubank (Ensource) Timothy C. Langenkamp (Firm)

Rider v
Because NGT’s financial statements are not prepared in accordance with generally accepted accounting principles in the U.S., or GAAP, and the Partnership’s financial statements are prepared in accordance with GAAP, the Partnership would have had to make certain adjustments, based on its estimates of the value of NGT’s legacy assets, operating costs and other financial data, to NGT’s historical financial information in an effort to adjust such financial presentation to be more consistent with GAAP. The presentation of NGT’s financial information with those estimates would be inconsistent with the SEC’s rules and regulations applicable to the preparation and presentation of pro forma financial statements. As a result, the Partnership has not presented pro forma financial statements giving effect to the exchange offer and second-step merger in this prospectus.
Rider 15
Why Has the Partnership Not Presented Pro Forma Financial Statements Giving Effect to the Exchange Offer and Second-Step Merger in This Prospectus?
     The Partnership has not presented pro forma financial statements giving effect to the exchange offer and second-step merger in this prospectus because the trustee has not cooperated with the Partnership in preparing this prospectus. In order for us to present pro forma financial information, NGT’s financial statements would have to have been prepared in accordance with generally accepted accounting principles in the U.S., or GAAP. NGT, however, in accordance with a special rule of the SEC applicable to royalty trusts, is not required to prepare financial statements in accordance with GAAP, therefore GAAP financial statements of NGT are not otherwise available to us. Because NGT’s financial statements are non-GAAP and the Partnership’s financial statements are prepared in accordance with GAAP, we would have had to make certain adjustments, based on our estimates of the value of NGT’s legacy assets, operating costs and other financial data, to NGT’s historical financial information in an effort to adjust such financial presentation to be more consistent with GAAP. The presentation of NGT’s financial information with those estimates would be inconsistent with the SEC’s rules and regulations applicable to the preparation and presentation of pro forma financial statements. As a result, the Partnership has not presented pro forma financial statements giving effect to the exchange offer and second-step merger in this prospectus.
     While the Partnership does not include pro forma financial statements in this prospectus, the Partnership has identified the following as the principal adjustments that would be made in such a pro forma financial presentation. As the exchange offer and second-step merger will be accounted for using the purchase method, the primary adjustments would be (i) to reflect in the pro forma balance sheet the allocation of the purchase price among NGT’s legacy assets and the zero coupon bonds, which are not included on NGT’s balance sheet since they are not part of NGT, and to reflect the estimated proceeds from the sale of such bonds by the Partnership, and (ii) to reflect in the pro forma income statement estimated depletion costs and the incremental costs we expect to incur as a publicly traded master limited partnership. In allocating our purchase price among NGT’s legacy assets and the zero coupon bonds, the carrying value of

NGT’s legacy assets would increase and the value of the zero coupon bonds would be included in our pro forma balance sheet. The pro forma income statement presentation would include depletion (which is not included in NGT’s historical financial statements) based on the increased carrying value of the legacy assets.
Rider 45
We have not presented pro forma financial statements giving effect to the exchange offer and second-step merger.
     The Partnership has not presented pro forma financial statements giving effect to the exchange offer and second-step merger in this prospectus because certain assumptions and estimates would have to be made in the preparation thereof. These assumptions and estimates regarding NGT’s historical financial statement presentation would be inconsistent with SEC rules and regulations. We cannot assure you that you would not consider the information that would have been presented in those pro forma financial statements to be important to you in evaluating the exchange offer and second-step merger.